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March 11, 2015

Via EDGAR

Paul Fischer, Staff Attorney

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Salon Media Group, Inc. Form 10-K for the Year Ended March 31, 2014 Filed June 27, 2014 Form 10-Q for the Quarter ended December 31, 2014 Filed February 13, 2015 File No. 000-26395

Dear Mr. Fischer:

On behalf of our client, Salon Media Group, Inc. (the “Company”), we respond to the Staff’s comments set forth in its letter dated March 2 2015, and confirm that the Company will make the changes described herein in future filings as permitted by such letter. Please note that the next such filing will be the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2015.

Below, we identify in bold the Staff’s comment and note in regular type our response. Page number references in our responses refer to the Form 10-K or the Form 10-Q referenced above, as applicable.

Form 10-K for the Fiscal Year ended March 31, 2014
Revenue Sources, page 10

1.

In your 10-K, you note that you charge advertisers based upon the number of impressions per “website visitor.” Please define “website visitor,” clarifying whether this metric is the same as “unique visitor” used later in your discussion and in your most recent 10-Q. Additionally, please provide information regarding the average amount of impressions per website visitor and the average amount charged per impression.

March 11, 2015

Page Two

We advise the Staff that “website visitor” is generally any person who visits a website while “unique visitor” means all visitors without duplication. Salon, like other websites, retains multiple services that can track and count specific visitors without duplication. Visitors are also different from page views, and ad impressions and revenues are driven by page views. There is no meaningful average amount of impressions per unique visitor because different platforms have different ad offerings, ad units change frequently and visitors’ different interests drive the articles they read.

The Company respectfully declines to disclose average amount charged per impression or other pricing information as such disclosure would significantly harm its competitive position. We have reviewed disclosure by a number of competitors, including Yahoo, AOL, The New York Times and Tribune Publishing, none of which disclose “cost per impression” or similar information.

In future filings we intend to revise the disclosure substantially as follows:

“The primary factor in our ability to increase our advertising revenues in future periods is growth in our audience. Attracting more unique visitors to our Website is important because these users generate additional page views, and each page view becomes a potential platform for advertisements. ~~Ultimately, we charge advertisers for a set number of ad impressions viewed by a Website visitor.~~ Advertising comprises banners, video, rich media and other interactive ads across our desktop, tablet, mobile browser and apps platforms. Advertisers pay for advertising based on a cost-per-thousand-impression, and different platforms attract different costs-per thousand impressions.”

Form 10-Q for the Quarter ended December 31, 2014 Management’s Discussion and Analysis, page 13

2.

You disclose demographic statistics from ComScore and Nielsen’s Online @Plan. Additionally, you note that “... [y]our user profile makes our Website a valuable media property for advertisers and retailers who are allocating marketing resources to target consumers online.” Please include more disclosure concerning how you evaluate the value of your advertising, including the non-financial performance indicators you consider that are most important to advertisers.

In future filings we intend to revise the disclosure substantially as follows:

“We focus on excellence in our core editorial product so we can attract a high demographic audience and deliver value to our advertising clients. Our readership consists of a global community that is demanding and engaged. According to ComScore and Nielsen’s Online @Plan media profiling, our readers are on average 36 years old, highly affluent with an average income of $96,000, and well educated (85% college educated). They are considered influencers in public policy, culture, art, technology and fashion. Advertisers evaluate a website based on its scale (number of impressions), and the type of ads that are offered (high impact, such as video, sponsored content and content that may be otherwise tied to nearby ads, versus display only). Advertisers typically seek to attract a specified demographic age, gender, socio-economic background, and education. We believe our user profile makes our Website a valuable media property for advertisers and retailers who are allocating marketing resources to target consumers online who have our demographic profile.

March 11, 2015

Page Three

3.

You make reference to several non-financial performance indicators such as “unique visitors” and “page views.” Please define these terms and indicate the significance of them in your disclosure, including whether or not they are used in considering economic arrangements between yourself and advertisers.

We respectfully refer the Staff to our response to Comment 1. The Company will make conforming changes to related disclosure in future Forms 10-Q.

4.

We note that in the first bullet on page 14 you discuss difficulties in monetizing your rapidly increasing mobile traffic. Please expand on the challenges you have faced in meeting the needs of a mobile platform, including what is currently being done to monetize this platform and its effectiveness.

In future filings we intend to add substantially the following disclosure to “Sources of Revenue” in Management’s Discussion and Analysis:

“The primary factor in our ability to increase our advertising revenues in future periods is growth in our audience. Attracting more unique visitors to our Website is important because these returning users generate additional page views, and each page view becomes a potential platform for advertisements. Advertising comprises banners, video, rich media and other interactive ads. Advertisers pay for advertising based on a cost-per-thousand-impression (“CPM”). CPM varies by platform and CPMs for mobile have been less than for desktop. Videos and sponsored content on mobile devices continue to grow in popularity and can demand a higher CPM. We believe that continuing to add videos and sponsored content to our mobile platform and improving and optimizing the platform’s design will help increase revenues from our mobile platform.”

5.

Also in the first bullet on page 14, you state that the decrease in net revenues is partially due to a short-term decline in third-party ad sales during the quarter due to internal restructuring of your third-party ad sales. Please elaborate on this internal restructuring, including whether this internal restructuring will continue into the future and continue to have a negative impact on net revenues. Also, if the internal restructuring will not continue into the future, please comment on whether you believe this restructuring will help increase third-party ad sales in the future.

March 11, 2015

Page Four

As noted in the response to Comment 1, the Company respectfully declines to disclose specific CPM because of the resulting significant competitive harm.

The restructuring was primarily a re-mix of the different partners through which we sell our remnant inventory, and the decline was in July – September 2014. There has since been a recovery, and the Company does not expect a continuing negative impact. We also do not believe that the restructuring will have any impact on us going forward; however, we will review such impact when preparing our future filings.

Our quarterly operating results are volatile and may adversely affect the price of our
Common Stock, page 26

6.

We note the general risk you state at bullet point three, “our ability to increase referrals from our social media presence.” Given the growth in social media traffic you describe in the third bullet point on page 15, please expand this risk factor to more fully describe risks inherent to the company’s growth and reliance on social media traffic, including Facebook referrals.

In future filings we intend to add the following risk factor:

“If we cannot increase referrals from social media platforms, our ability to attract new unique visitors and maintain the engagement of existing unique visitors could be adversely affected.

As the behavior of internet consumers continues to change, distribution of our content, products and services via traditional methods may become less effective, and new distribution strategies may need to be developed. Consumers are increasingly using social networking sites such as Facebook and Twitter, to communicate and to acquire and disseminate information. As consumers migrate towards social networks, we continue to build social elements into our content, products and services in order to make them available on social networks and to attract and engage consumers on our Website and mobile platforms. There is no guarantee that we will be able to successfully integrate our content with such social networking or other new consumer trends. Even if we are able to distribute our content, products and services effectively through social networking or other new or developing distribution channels, this does not assure that we will be able to attract new unique visitors.”

* * * * *

In submitting this comment response letter, the Company has authorized us to acknowledge on its behalf that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

March 11, 2015

Page Five

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s time and attention to this matter.

Sincerely,

/s/ Nilene R. Evans

Nilene R. Evans

cc: Celeste M. Murphy
      Cindy Jeffers
      Betsy Hambrecht